VIA EDGAR

January 17, 2012

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	Re: SSTL, Inc. Registration Statement on Form S-1 Filed November 7, 2011 File No. 333-177792

Dear Ladies and Gentlemen:

At the request of SSTL, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated December 1, 2011 from Loan Lauren P. Nguyen Special Counsel to the Commission to Susan Lokey, Secretary of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on November 7, 2011 (the “Registration Statement”).  We have filed simultaneously Amendment No. 1 to the Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.

General

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X. In this regard, your updated financial statements should also include a “statement of operations” and “statement of cash flows” for the most recent interim period. In particular, these additional financial statements should cover the period from April 1, 2011 (beginning of the fiscal year) through the most recent interim period balance sheet date included in the filing. Please refer to guidance in Rule 8-03 of Regulation S-X.

Response

The filing has been updated accordingly.

2. Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

Response

A currently dated and signed consent has been included in this Amendment No.1.

3. We note your disclosure in footnote (1) to the registration fee table. At an appropriate place in the prospectus, please revise to describe the various factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

Response

We have added disclosure to the "Recent Financing" Section under Management's discussion and Analysis or Plan of Operation in response to the Staff's comment.

4. Please revise to provide the information required under Item 503(b) of Regulation S-K.

Response

The filing has been amended to include the address and telephone number of the Company

5. Please revise to disclose that you are a shell company or explain to us why you believe you are not a shell company.

Response

●
We do not believe we are a "Shell Company".  The definition of “shell company” as set forth in Rule 405 of the Securities Act (and Rule 12b-2 of the Securities Exchange Act of 1934) means a Company that has:

1.	No or nominal operations; and
2.	Either:
i. No or nominal assets;
ii Assets consisting solely of cash and cash equivalents; or
iii Assets consisting of any amount of cash and cash equivalents and nominal other assets.

We are an operating entity with more than $300,000 in assets.  Our assets consist of racing equipment and vehicles. We are actively engaged in marketing our equipment and services. Revenue commenced in January of 2012.

Registration Statement Cover Page

6. It appears that you are conducting a delayed offering as you have provided the Rule 415 undertaking. If so, please check the box on the cover that states that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 or advise.

Response

The box has been checked.

7. It appears that the $0.02 per share price of the shares you are registering is the same price or lower than the price your selling shareholders paid for their shares during the period from November 2010 to June 2011 ($0.02 per share price) and in February 2011 ($0.03 per share price). As such, it appears that the $0.02 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired unless and until there is an active trading market. This suggests that the $0.02 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Response

All of the Selling Shareholders paid $.02 for their shares.  As stated on the Cover Page

"(1)   Estimated  solely  for  the  purpose  of  computing  the  amount  of the registration fee and based upon the  amount of  consideration  received  by SSTL, Inc. pursuant to Rule  457(a)  under the  Securities  Act of 1933, as amended.  As of the date hereof, there is no established public market for the common stock being registered. Accordingly, and in accordance with Item 505 of Regulation S-K requirements, certain factor(s) must be considered and utilized in determining the offering price.  The offering price of $0.02 per share was determined arbitrarily by us.  The offering price is not based upon our net worth, total asset value, or any other objective measure of value based on accounting measurements. Should a market develop or occur for our securities, the market price may be far less than the offering price.  If and when our common stock is listed on the Over-the-Counter Bulletin Board the price will be established according to the demand of our common stock and will fluctuate based on the demand for our stock."

The Company recognizes that the $.02 offering price is the same as what the Selling Shareholders paid for their shares, and that the price that the Selling Shareholders will receive upon sale will only be determined when and if a market for the shares exists.  As we cannot predict the market value of our shares, when and if a market for the shares is developed, we have provided $.02 as the price upon which the registration fee is paid arbitrarily at not less than the $.02 paid by the Selling shareholders.  Accordingly, we do not believe that an increase in the fixed price is necessary.

8. In your future amendments, please revise the registration statement cover page to include the filing date of the amendment.

Response

The filing date of this Amendment is included on the cover page.

Prospectus Summary, page 4

9. You state that the terms “Company,” “our,” “ours” and “us” refer to GB Race Leasing, Inc. However, you have changed your name to SSTL, Inc. Please revise this disclosure or advise.

Response

The disclosure has been revised accordingly.

The Company, page 4

10. We note your disclosure in the last paragraph on page 5 relating to the losses you have incurred through June 30, 2011. Please revise your disclosure to provide your losses as of the most recent practicable date or advise. Also revise page 19 and throughout the prospectus accordingly.

Response

The disclosure has been revised accordingly.

11. We note disclosure which states that revenue will be generated from Pro-Driver Development, Inc. However, you state elsewhere in the prospectus that revenue is expected to be derived from the leasing of Race Truck Chassis and RV to motorsports organizations in the NASCAR Camping World Truck Series. Please revise to clarify your disclosure.

Response

The disclosure has been revised accordingly.

12. Refer to the first paragraph on page 6. In light of your anticipated costs for the next twelve months, please substantiate your claim that your estimated monthly burn rate is $5,000.

Response

The disclosure has been revised accordingly. Our "burn rate" has been rvised to $12,500 per month.

Competition, page 6

13. Please list your competitors here and on page 16. Additionally, please substantiate your beliefs that your Race Truck Chassis are “equal or superior to other Race Truck Chassis that may be offered to otential customers” and your “lease charges for your Race Truck rentals are at competitive market leasing rates compared to those charged by your competitors” or remove the disclosure.

Response

The disclosure has been revised accordingly.

Maintenance and Facilities, page 6

14. Please reconcile your statement that you “do not incur any costs for the use of this facility” with your prior statement that you pay $3,500 per month for the use of the premises. Please revise for consistency or advise.

Response

The disclosure has been amended accordingly.

Relationship with our majority shareholder, page 6

15. We note your disclosure that GB Investments, Inc. “owns approximately sixty seven percent (70%) of [your] outstanding common stock.” Please revise here and on pages 9, 11, and 23 to state consistently whether GB Investments, Inc. owns 67% or 70% of your stock.

Response

The disclosure has been amended accordingly.

16. We note that your monthly expenses are approximately $5,000. Please revise to disclose the amount of time that your present capital will last at this rate. Additionally, please provide an estimate of the additional financing that you will require and disclose whether you have taken any steps to seek additional financing.

Response

The disclosure has been amended accordingly.

17. Please revise to briefly describe the terms of your $50,000 loan from TVP Investments, LLC and state whether you have a written agreement for this loan. Please also file any written agreement and the promissory note with the registration statement.

Response

The $50,000 loan was evidenced by a promissory note, a copy of which has been provided as Exhibit 10.4 .

Risk Factors, page 8

18. Please revise to include a risk factor addressing the cyclical nature of your business operations as it appears that truck races with NASCAR are limited on an annual basis.

Response

The Company believes there is no "cyclical nature" to the business operations as business in the industry is conducted year round.  Racing events typically are held between the beginning of February through the end of November.  Accordingly, we believe that the Risk Factors referring to the downturn in the economy and current recession are sufficient.

We have a limited operating history, with historical losses, page 8

19. Please clarify whether you also intend to lease your vehicles to individuals or only to companies. We note conflicting disclosure on page 13 which states that you plan to lease to companies and individuals. In addition, you estimate the costs for the 12 months ending September 30, 2011, yet the disclosure that follows references September 30, 2012. Please revise for consistency or advise.

Response

The disclosure has been revised accordingly

We face competition from better capitalized competitors, page 9

20. We note disclosure which implies that your pricing is higher than your competitors. Please revise to indicate your pricing model compared to your competitors so that investors may better assess the risk.

Response

The disclosure has been amended accordingly

We will incur additional costs for being a small, public reporting company, page 11

21. Please revise to disclose the estimated annual costs that you will incur as a result of being a public reporting company.

Response

The disclosure has been amended accordingly

Sales of a substantial number of shares of our common stock, page 12

22. We note disclosure which states that at the time of effectiveness, the selling stockholders may be selling up to 30% of the issued and outstanding shares of your common stock. Please reconcile this disclosure with the number of shares that you are registering with the current number of outstanding shares of your  common stock. Please revise or advise.

Response

The disclosure has been amended accordingly

Business of the Company, page 13
Camping World Truck Series, page 14

23. We note that there are six remaining NASCAR truck races in 2011. Please revise to disclose how many Camping World Truck Series races NASCAR holds on an annual basis.

Response

The disclosure has been amended accordingly

Our Race Truck Chassis, page 14

24. We note your disclosure that your Race Truck Chassis meet the NASCAR standards set out on page 14. Please revise to disclose the governing body which determines whether these standards are met.

Response

The disclosure has been amended accordingly

25. It appears that you have seven customized NASCAR racing vehicles and one motorcoach. Please advise whether you have current plans to purchase additional vehicles in the foreseeable future.

Response

The disclosure has been amended accordingly

Marketing, page 15

26. Please revise to discuss the costs and time frame associated with executing your marketing strategy. Please also revise to include balancing language that there is no guarantee that you will be able to execute your marketing strategy either due to working capital constraints or due to lessee interest.

Response

The disclosure has been amended accordingly

Terms of Our Rental Agreement, page 15

27. We note your disclosure that your vehicles “can lease for $7,500 per event or can be leased on a flat rate plan.” Please revise to explain what you mean by the “flat rate plan” and disclose the amount to be paid by your clients under this plan.

Response

The disclosure has been amended accordingly

Management’s Discussion and Analysis or Plan of Operation, page 17
Plan of Operation, page 17

28. Please revise significantly to discuss your detailed plan for the next twelve months and then to the point of revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step.

Response

The disclosure has been amended accordingly

29. Please revise the dates in this section as it appears that by stating 2011 you mean 2012, and by stating 2012 you mean 2013 or advise.

Response

The disclosure has been amended accordingly

30. In the first paragraph on page 18 you state that you “estimate that [you] will need $100,000 to fund [your] operations after September 30, 2012.” Please revise to clarify how you plan to fund your operations prior to September 30, 2012. We also note that in other sections of the prospectus you state that you will need $100,000 to fund your operations in the next 12 months or prior to September 30, 2012.

Response

The disclosure has been amended accordingly

Results of Operations, page 18

31. Refer to the first sentence of the second paragraph. We note your reference to the “period November 10, 2011 through June 30, 2011.” The first date is later in time than the second date. Please revise.

Response

The disclosure has been amended accordingly.

Critical Accounting Policies, page 19

32. In the second sentence of the first paragraph on page 19 you state that “[w]ithout further funding, [you] anticipate running out of cash after March 31, 2012.” We note that this date has already passed. Please revise to update your disclosure or advise.

Response

The disclosure has been amended accordingly.

Financing Needs, page 20

33. We note disclosure which states that you anticipate generating revenues in late 2011. As it is currently December 2011, please update this disclosure, as applicable.

Response

The disclosure has been amended accordingly.

Management, page 21

34. Please discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K.

Response

The disclosure has been amended accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 23

35. Please revise to provide the beneficial ownership information as of the most recent practicable date.

Response

The information is as of December 31, 2011

Certain Relationships and Related Transactions, page 24

36. We note that you have not described here the related party transaction with an officer valued at $290,000 that appears in Note 2 on page 40. Please revise or advise.

Response

The disclosure has been amended accordingly.

Description of Securities, page 24
Common Stock, page 24

37. We note that you are a Nevada corporation and your principal place of business is in North Carolina. Please advise us why you may be subject to the provisions of the California General Corporation Law.

Response

This was an error and the registration statement has been amended accordingly. The Company does not intend to operate in California.

Selling Stockholders, page 26

38. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your selling shareholders table is accurate in this regard.

Response

The disclosure has been amended accordingly.

Experts, page 30

39. Please revise to update the periods for the financial statements in this paragraph to conform to the periods that are presented in the financial statements.

Response

The disclosure has been amended accordingly.

Item 15. Recent Sales of Unregistered Securities, page 44

40. Please revise to disclose the number of shares sold to accredited investors described in the first paragraph of this section.

Response

The disclosure has been amended accordingly.

41. You disclose that you currently have 16,766,667 shares issued and outstanding. The transactions listed in this section appear to account for 15,254,167 shares. Please revise to list additional sales transactions or advise. Refer to Item 701 of Regulation S-K.

Response

The Registration Statemetn has been revised to disclose that the Company currently has 16,254,167 share outstanding as at December 31, 2011.

Item 16. Exhibits, page 45

42. Please explain your references to Speedsport Branding, Inc. or revise to delete the two related references in this section and the another reference on page 48.

Response

This was an error and the amendment has been amended accordingly.

Item 17. Undertakings, page 45

43. Please revise undertakings in sections (1)(ii) and (1)(iii) to follow the language in Item 512 of Regulation S-K. Refer to Item 512(a)(1)(iii) of Regulation S-K.

Response

The registration statement has been amended accordingly.

44. Please revise your signature page to have the majority of your board of directors sign your registration statement in their individual capacities.

Response

The registration statement has been amended accordingly.

On behalf of the Company, We have arranged for delivery to the attention of Tonya K. Aldave of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.1.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,
The Bingham Law Group.

By:s/ Brad Bingham